Mail Stop 4628

                                                          February 1, 2019

Via E-Mail
Kenneth R. Trammell
Executive Vice President and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

       Re:    Tenneco Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
              File No. 1-12387

Dear Mr. Trammell:

        We refer you to our comment letter dated November 30, 2018, regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Anne Nguyen Parker
       Assistant Director